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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.                      Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.                              Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.

                            Telephone (405) 721-7300
                               Fax (405) 721-7310
                               eFax (915) 975-8003




                                  July 30, 2007


C. Moncada-Terry, Esq.                                        OVERNIGHT DELIVERY
A. N. Parker
Mail Stop 7010
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

                  Re:      Magnum D'Or Resources, Inc.
                           Amendment No. 4 to Schedule 14C
                           Filed May 4, 2007
                           File No. 0-31849

                           Form 10-KSB for the fiscal year ended September 30, 2006 Filed December 28, 2006
                           File No. 0-31849

                           Form 10-QSB for the quarter ended December 31, 2006 Filed February 7, 2007
                           File No. 0-31849


Dear Ms. Parker:

         The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the "Commission") regarding the preliminary
Schedule 14C (the "Filing") of Magnum D'Or Resources, Inc. (the "Company") made by letter dated July 5, 2007 to Mr. Chad Curtis.

         In response to the comment letter of the Commission dated July 5, 2007, we have filed Amendment No. 4 to the Schedule 14C and have: (1) updated the financial disclosure in the filing, and (2) amended the Form 10-KSB and Form 10-QSB as requested. Enclosed is a red-lined copy of the Schedule 14C for your review.

         Also, enclosed are highlighted red-lined copies of the Form 10-KSB/A annual report of Magnum D'Or Resources, Inc. for its fiscal year ended September 30, 2006, and of its Form 10-QSB/A quarterly report for the period ended December 31, 2006, marked to reflect the changes for your review.

         Thank you for your assistance in this matter.


                                         Very truly yours,

                                         STEPHEN A. ZRENDA, JR., P.C.


                                         /s/ Stephen A. Zrenda, Jr.